

June 14, 2017

Mail Stop 4631

<u>Via E-mail</u>
Mr. Daniel V. Ginnetti
Chief Financial Officer
Stericycle Inc.
28161 North Keith Drive
Lake Forest, Illinois 60045

> **Re:** **Stericycle Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 15, 2017**
> **File No. 1-37556**

Dear Mr. Ginnetti:

We have limited our review to only your financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2016</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page27</u>

1. On pages 34 and 80, you indicate that you recorded $41.8 million in bad debt expense due to market and economic conditions as you continued to experience challenges internationally and in your M&I waste services. Please tell us and expand your disclosures to more specifically address the nature and timing of circumstances that resulted in you concluding that a significant increase in the allowance for doubtful accounts was warranted. Please tell us and disclose if there are specific significant accounts or customer groups with delinquencies and whether any collection concerns are with customers with whom you have an ongoing relationship.

2. You indicate that the increase in your effective tax rate for fiscal year 2016 compared to fiscal year 2015 is primarily related to the recognition of tax benefits in 2015 as well as a higher proportion of pre-tax income in the United States that has a higher statutory rate when compared to international operations. With reference to your income tax reconciliation on page 59, address why foreign tax rates negatively impacted your effective tax rate by 2.1% or $6.9 million in fiscal year 2016.

Critical Accounting Policies, page 28
Goodwill and Other Identifiable Intangible Assets, page 29

3. Please identify the three reporting units prior to the change in your operating segments and the seven reporting units after the change, including the amount of goodwill allocated to each. Identify the historical and current reporting units that were impacted by the business and economic challenges faced in M&I and internationally. Tell us the fair values of each reporting unit both before and after the change in reporting units.

4. Please tell us and expand your critical accounting policy disclosures to explain how you considered the component aggregation guidance in ASC 350-20-35-35.

5. Please identify the nature of the permits and/or tradenames that were impaired and disclose their new carrying value(s).

6. Please clarify whether the October 1, 2016 goodwill impairment test resulted in the fair value of each of the seven reporting units being substantially in excess of their carrying amounts. If the estimated fair value of any reporting unit is not substantially in excess of its carrying value, please disclose the following:
   - The percentage by which the estimated fair value of the reporting unit exceeded the carrying value as of the most recent test;
   - The degree of uncertainty associated with key fair value assumptions; and
   - The potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used to determine fair value.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Jeanne Baker, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

         Sincerely,

         /s/ Terence O'Brien

         Terence O' Brien
         Accounting Branch Chief
         Office of Manufacturing and
         Construction